1277 Orleans Drive, Sunnyvale, CA 94089
T.408.990.4000 F.408.990.4040
www.quicklogic.com

May 6, 2015

Via EDGAR and Overnight Delivery

Cecilia Blye
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:    QuickLogic Corporation
Form 10-K for the Fiscal Year Ended December 28, 2014
Filed March 5, 2015
File No. 0-22671

Dear Ms. Blye:

We respectfully submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 23, 2015 (the “Comment Letter”) relating to QuickLogic Corporation’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 28, 2014 filed with the Commission on March 5, 2015 (the “Form 10-K”).

For the Staff’s convenience, we are providing copies of this letter to the Staff by overnight delivery. In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response. Page references correspond to the page number of the Form 10-K.

General

1.
You state on page 9 that Samsung Electronics Co., Ltd. accounted for 56% and 52% of your total revenue in 2013 and 2014, respectively. We are aware of publicly available information indicating that Samsung Electronics Co., Ltd. operates in Sudan and may operate in Syria. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, if any, whether through customers, distributors or other direct or indirect arrangements. You should describe any products, technology or services you have provided to Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

To the Company’s knowledge, the Company has not had past contacts and does not have current or anticipated contacts with Sudan or Syria (the “Embargoed Countries”). Further, the Company has not and does not sell, offer for sale, or distribute licenses for its U.S. origin devices or reference software code in the Embargoed Countries.

The Company exports and licenses its U.S. origin EAR99 devices and reference software code to Samsung Electronics Co., Ltd. (“Samsung”) in South Korea, China, India, and Vietnam as well as to other manufacturers of consumer electronics products. The Company understands that Samsung incorporates and substantially transforms the Company’s EAR99 device by incorporating it into a foreign-produced electronic component, a PCB, which is then incorporated into a foreign-produced tablet. Samsung then uses the Company’s reference software code to configure the device based on the Application Processor and Display interface timing (the Company’s device provides a connection between the Application Processor and the Display in the Samsung tablet products.) Samsung sells these foreign-produced tablets around the world. Samsung does not provide the Company with user information nor does it order any devices specifically for use in Embargoed Countries. All orders are placed for a general distribution or for distribution in Latin America, South Eastern Asia, or South Western Asia. Thus, the Company has no information showing the sale of tablets incorporating its device into the Embargoed Countries. Additionally, the Company provides no related services and does not have any relationship, connection or contact with any person or entity in the Embargoed Countries that may have obtained a Samsung tablet that incorporates the Company’s device.

The Company has export control and economic sanctions policies and procedures in place and is committed to compliance with these laws. In addition, the Company has provided Samsung with its standard terms and conditions upon the acceptance of each purchase order informing Samsung that the Company’s device and software code are subject to U.S. export controls and that the items may not be transferred to Embargoed Countries unless done in compliance with U.S. law. Specifically, the Company’s terms and conditions include the following language:

Buyer hereby assures Seller that Buyer will not export or re-export any product technology or software (including processes and services) without first obtaining prior authorization (if required) from the U.S. Department of Commerce, Bureau of Industry and Security; U.S. Department of State, Office of Defense Trade Controls; or U.S. Department of Treasury, Office of Foreign Assets Control (“OFAC”).

Finally, the Company has screening procedures that it implements to ensure that it does not do business in an Embargoed Country or with a prohibited individual or entity in violation of U.S. law.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

The Company has no contacts with the Embargoed Countries, and thus there are no material contacts with an Embargoed Country from either a quantitative or qualitative perspective. Additionally, because the Company has no contacts with the Embargoed Countries, there is no material investment risk for security holders.

* * * * *

The Company also respectfully acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the Company’s responses, please direct them to me at (408) 990-4000 or phart@quicklogic.com.

Sincerely,

/s/ Patricia E. Hart
Patricia E. Hart
General Counsel and Corporate Secretary
QuickLogic Corporation

cc:	Aaron Alter, Wilson Sonsini Goodrich & Rosati, P.C.
Randy Lewis, Wilson Sonsini Goodrich & Rosati, P.C.